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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934
                                December 29, 2005

                             Commission File Number:
                                  MetroGAS S.A.
             (Exact name of registrant as specified in its charter)

                                    MetroGAS
                 (Translation of registrant's name into English)

                         Gregorio Araoz de Lamadrid 1360
                         (1267) Buenos Aires, Argentina
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                             Form 20-F   X         Form 40-F
                                        ---                 ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                  Yes            No   X
                                      ---            ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                  Yes            No   X
                                       ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                  Yes            No   X
                                      ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       METROGAS S.A.




                                       By /s/ Eduardo Villegas Contte
                                          -----------------------------------
                                          Eduardo Villegas Contte
                                          Administration and Finance Director








                                       2


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MetroGAS S.A.

                                TABLE OF CONTENTS

Item

1. Selected sections of the Solicitation Statement Supplement dated December 29, 2005 supplementing the Solicitation Statement dated November 9, 2005 of MetroGAS S.A.

                                                                        Item 1.

Extension of the Public Emergency Law to December 31, 2006
----------------------------------------------------------

                  The Argentine government has enacted Law No. 26,077 that, if and when published in the Argentine Official Gazette, will, as of January 1, 2006, extend the effectiveness of the Public Emergency Law (including provisions relating to the renegotiation of public utility contracts and tariffs) from December 31, 2005 to December 31, 2006. Accordingly and provided Law No.
26,077 is published in the Argentine Official Gazette, references to "December 31, 2005" are changed to "December 31, 2006" in the following provisions of our Solicitation Statement: page 11 (Summary--Payment Default and Restructuring-- Failure of the Restructuring--last bullet point) and page 41 (Risk Factors--Risk Factors Relating to Your Failure to Participate in the Solicitation--If the restructuring is not consummated, there is a significant likelihood that we will have to commence concurso proceedings or face quiebra--last bullet point) while references to "December 31, 2005" and "Law No. 25,972" are changed to "December 31, 2006" and "Law No. 26,077", respectively, in the following provisions of our Solicitation Statement: page 54 (Risk Factors Relating to Argentina-- Substantially all our revenues are earned in Argentina and, thus, are highly dependent on economic and political conditions in Argentina--carryover paragraph), page 61 (Risk Factors Relating to Argentina--On March 25, 2002, we suspended our payments of principal and interest on all of our financial debt, and the failure by us to refinance our debt may cause our bankruptcy and the forfeiture of our License) and page 117 (Description of the APE--Miscellaneous Provisions--Payment of Court Tax Fees--third paragraph).

Amendment to "Summary--Recent Developments--Occupancy Levy"
-----------------------------------------------------------

                  The first paragraph under "Summary--Recent Developments-- Occupancy Levy" in our Solicitation Statement is replaced with the following:

                  "In July 2005 we were notified of an executive proceeding initiated by the Government of the City of Buenos Aires, or the "GCBA", to collect the occupancy levy owed by us to the GCBA totaling Ps.30 million. The determination in such proceeding has become final. We have so notified ENARGAS, have sought ENARGAS' determination that we may pass this amount through to our customers and have notified ENARGAS of our intention to pay this amount to the GCBA in installments over five years. ENARGAS has advised us that we may apply to have the amounts we pay to the GCBA passed through to our customers after each installment is paid by us. See "Risk Factors--Risk Factors Relating to Our Business--We may be subject to certain liabilities to the government of the City of Buenos Aires and other municipalities deriving from the occupancy of public space."."

Amendment to "Summary--Recent Developments--MetroENERGIA S.A.
-------------------------------------------------------------

         The following new paragraphs are added at the end of "Summary--Recent Developments--MetroENERGIA" in our Solicitation Statement:

                  "On December 23, 2005 the Energy Secretariat adopted Resolution No. 2020/05 establishing the following dates as those after which gas distribution companies, including us, would be prohibited from supplying natural gas to the following classes of major customers: Group I (consumption per month in excess of 30,000 cubic meters but less that 150,000 cubic meters)--January 1, 2006; Group II (consumption per month in excess of 15,000 cubic meters but less than 30,000 cubic meters)--March 1, 2006; and CNG stations--March 1, 2006.

                  Resolution No. 2020/05 left open the date after which gas distribution companies, including us, would be prohibited from supplying natural gas to Group III customers (consumption per month greater than 9,000 cubic meters but less than 15,000 cubic meters), provided that, notwithstanding the foregoing, gas distribution companies, including us, would not be prohibited from supplying natural gas to non-profit entities, labor unions, health service providers and public and private educational institutions and imposed certain limitations on the possible vertical integration of natural gas producers, natural gas marketers and CNG stations."


Amendment to "Summary--Recent Developments"
-------------------------------------------

                  The following new subsection is added following "Summary-- Recent Developments--MetroENERGIA" in our Solicitation Statement:

"Appointment of Operations Director
-----------------------------------

                  Patricia Carcagno, 44, was appointed as our Operations Director in December 2005. She is a chemical engineering graduate of Universidad Nacional de Buenos Aires. Before being appointed to her current position, she was our Operations Planning Manager. Prior to joining us in 1992, Ms. Carcagno held various commercial positions in another Argentine company that was engaged in the oil and gas business."

Amendment to "Summary--Gas Argentino"
-------------------------------------

                  The first two paragraphs under "Summary--Gas Argentino" in our Solicitation Statement are replaced with the following:

         "Gas Argentino S.A., or "Gas Argentino", is the holder of 70% of our common stock (comprised of 100% of our Class A Shares, representing 51% of our common stock, and 48.7% of our Class B Shares, representing 19% of our common stock). The common stock of Gas Argentino is owned by BG Inversiones Argentinas S.A., or "BG Inversiones", a member of the BG Group (54.7%), and YPF Inversora, a member of the Repsol YPF Group (45.3%). See Item 7: "Major Shareholders and Related Party Transactions--Major Shareholders" in our 20-F.

                  As of June 30, 2005, Gas Argentino had approximately U.S.$81.3 million, including accrued interest, in financial indebtedness. Gas Argentino has informed us that it has entered into an agreement with the holders of all of its financial indebtedness (funds managed by Ashmore Investment Management Limited, or the "Ashmore Funds", and Marathon Asset Management) to discharge all obligations related to such financial indebtedness in exchange for the issuance by Gas Argentino and/or the transfer by Gas Argentino's current shareholders to the Ashmore Funds of common stock of Gas Argentino amounting to 30% of Gas Argentino's post-issuance common stock and the transfer to the Ashmore Funds and to Marathon Asset Management of all of our Class B Shares owned by Gas Argentino, subject to, among other things, consultation with, and, if required, approval by, ENARGAS and the Argentine antitrust authorities (Comision Nacional de Defensa de la Competencia, or "CNDC"). Gas Argentino has also informed us that, in connection with such restructuring, its current shareholders will sign a new shareholders agreement with the Ashmore Funds. See "Certain Agreements--New Gas Argentino Shareholders Agreement"."

Amendment of "Risk Factors--Risk Factors Related to Our Business--We may be subject to certain liabilities to the government of the City of Buenos Aires and other municipalities deriving from the occupancy of public space."
------------------------------------------------------------------

                  The sixth paragraph under "Risk Factors--Risk Factors Related to Our Business--We may be subject to certain liabilities to the government of the City of Buenos Aires and other municipalities deriving from the occupancy of public space." in our Solicitation Statement is replaced with the following:

         "As a result, certain distribution companies have requested that the Energy Secretariat grant the pass through of these costs and have obtained the necessary authorization from the Energy Secretariat to do so. In July 2005 we were notified of an executive proceeding initiated by the Government of the GCBA to collect the occupancy levy owed by us to the GCBA totaling Ps.30 million.
The determination in such proceeding has become final. We have so notified ENARGAS, have sought ENARGAS' determination that we may pass this amount through to our customers and have notified ENARGAS of our intention to pay this amount to the GCBA in installments over five years. ENARGAS has advised us that we may apply to have the amounts we pay to the GCBA passed through to our customers after each installment is paid by us."

Amendment to "Risk Factors--Risk Factors Related to Our Business--Our controlling shareholder, Gas Argentino, has defaulted on its outstanding debt. If as a result of such default Gas Argentino is declared bankrupt or Gas Argentino's creditors foreclose on its only asset so that its Class A Shares in MetroGAS are transferred to a third party and such transfer is not approved by ENARGAS, our License may be revoked."
-------------------------------------

                  The last two paragraphs under "Risk Factors--Risk Factors Related to Our Business--Our controlling shareholder, Gas Argentino, has defaulted on its outstanding debt. If as a result of such default Gas Argentino is declared bankrupt or Gas Argentino's creditors foreclose on its only asset so that its Class A Shares in MetroGAS are transferred to a third party and such transfer is not approved by ENARGAS, our License may be revoked." in our Solicitation Statement are replaced with the following:

                  "As of June 30, 2005, Gas Argentino had approximately U.S. $81.3 million, including accrued interest, in financial indebtedness. Gas Argentino has informed us that it has entered into an agreement with the holders of all of its financial indebtedness (the Ashmore Funds and Marathon Asset Management) to discharge all obligations related to such financial indebtedness in exchange for the issuance by Gas Argentino and/or the transfer by Gas Argentino's current shareholders to the Ashmore Funds of common stock of Gas Argentino amounting to 30% of Gas Argentino's post-issuance common stock and the transfer to the Ashmore Funds and to Marathon Asset Management of all of our Class B Shares owned by Gas Argentino.

         Gas Argentino's agreement with the Ashmore Funds and Marathon Asset Management is subject to a number of conditions, including consultation with, and, if required, approval by, ENARGAS and the CNDC and that the Ashmore Funds and Marathon Asset Management have received copies of valid letters of transmittal and/or support agreements executed by holders of at least 66?% of the aggregate principal of and accrued interest on our existing debt.

                  We cannot assure you that Gas Argentino's financial indebtedness will be discharged as contemplated by its agreement with the Ashmore Funds and Marathon Asset Management. If Gas Argentino's financial indebtedness is not so discharged and, as a result, Gas Argentino is declared bankrupt or Gas Argentino's creditors foreclose on its only asset (our Class A Shares and 48.7% of our Class B Shares) so that our Class A Shares are transferred to a third party and such transfer is not approved by ENARGAS, our License may be revoked. We cannot assure you that ENARGAS will approve any such transfer."

Amendment to "Certain Agreements"
---------------------------------

                  The following new subsection is added to "Certain Agreements" after "Gas Argentino Shareholders Agreement" and before "Personnel Supply Agreement" in our Solicitation Statement:

"New Gas Argentino Shareholders Agreement

                  As of June 30, 2005, Gas Argentino had approximately U.S.$81.3 million, including accrued interest, in financial indebtedness. Gas Argentino has informed us that it has entered into an agreement with the holders of all of its financial indebtedness (the Ashmore Funds and Marathon Asset Management) to discharge all obligations related to such financial indebtedness in exchange for the issuance by Gas Argentino and/or the transfer by Gas Argentino's current shareholders to the Ashmore Funds of common stock of Gas Argentino amounting to 30% of Gas Argentino's post-issuance common stock and the transfer to the Ashmore Funds and to Marathon Asset Management of all of our Class B Shares owned by Gas Argentino, subject to, among other things, consultation with, and, if required, approval by, ENARGAS and the CNDC. If such issuance and/or transfers are consummated, Gas Argentino's capital stock will be held by BG Inversiones (38.3%), YPF Inversora (31.7%) and the Ashmore Funds (30%) and the Ashmore Funds and Marathon Asset Management will hold approximately 19.2% and 80.8% of our Class B Shares, respectively, representing approximately 3.65% and 15.35%, respectively, of our capital stock.

                  Gas Argentino has also informed us that its agreement with its creditors provides, among other things, that the shareholders agreement between Gas Argentino's current shareholders will be terminated and will be replaced by a new shareholders agreement, to which we refer as Gas Argentino's "new shareholders agreement", among Gas Argentino's current shareholders and the Ashmore Funds relating to the control and management of Gas Argentino and us. The following are the principal provisions to be contained in Gas Argentino's new shareholders agreement:

     Board of Directors and Statutory Auditors of Gas Argentino

         The board of directors of Gas Argentino is to be comprised of seven directors and seven alternate directors and Gas Argentino is to have three statutory auditors and three alternate statutory auditors. Each Gas Argentino shareholder holding at least 14% of the common stock of Gas Argentino will have the right to nominate one director and one alternate director to Gas Argentino's board of directors and to nominate one additional director and one additional alternate director for every additional complete 14% increment in the shareholding of such shareholder in Gas Argentino. If the foregoing does not result in the nomination of seven directors and seven alternate directors of Gas Argentino, each shareholder of Gas Argentino will nominate one additional director and one additional alternate director to Gas Argentino's board of directors until seven directors and seven alternate directors are so nominated, the shareholders of Gas Argentino to exercise such right sequentially and in descending order of their respective Gas Argentino Excess Percentages. The "Gas Argentino Excess Percentage" of a Gas Argentino shareholder is (a) the difference between (x) the percentage of all outstanding Gas Argentino common stock represented by the Gas Argentino common stock held by such Gas Argentino shareholder minus (y) the highest percentage that is evenly divisible by 14 and is also lower than the percentage of all outstanding Gas Argentino common stock represented by the Gas Argentino common stock held by such Gas Argentino shareholder or (b) if the percentage of all outstanding Gas Argentino common stock represented by the Gas Argentino common stock held by such Gas Argentino shareholder is less than 14%, such percentage. Each of Gas Argentino's largest, second largest and third largest shareholders will be entitled to nominate one of Gas Argentino's three statutory auditors and alternate statutory auditors. The shareholders of Gas Argentino will exercise their voting rights as such shareholders to elect the persons so nominated as directors, alternate directors or statutory auditors of Gas Argentino, as the case may be.

     Our Board of Directors and Statutory Auditors

         Our board of directors is to be comprised of 11 directors and 11 alternate directors, of whom six are to be elected by the holders of our Class
A Shares and are referred to as our "Class A directors" and our "alternate Class A directors", and we are to have three statutory auditors and three alternate statutory auditors, of whom two are to be elected by the holders of our Class A Shares and are referred to as our "Class A statutory auditors" and our "alternate Class A statutory auditors". Each Gas Argentino shareholder holding at least 16% of the common stock of Gas Argentino will have the right to nominate one of our Class A directors and one of our alternate Class A directors and to nominate one additional Class A director and one additional alternate Class A director for every additional complete 16% increment in the shareholding of such shareholder in Gas Argentino. If the foregoing does not result in the nomination of six of our Class A directors and six of our alternate Class A directors, each shareholder of Gas Argentino will nominate one additional Class A director and one additional alternate Class A director until six of our Class A directors and six of our alternate Class A directors are so nominated, the shareholders of Gas Argentino to exercise such right sequentially and in descending order of their respective MetroGAS Excess Percentages. The "MetroGAS Excess Percentage" of a Gas Argentino shareholder is (a) the difference between
(x) the percentage of all outstanding Gas Argentino common stock represented by the Gas Argentino common stock held by such Gas Argentino shareholder minus (y) the highest percentage that is evenly divisible by 16 and is also lower than the percentage of all outstanding Gas Argentino common stock represented by the Gas Argentino common stock held by such Gas Argentino shareholder or (b) if the percentage of all outstanding Gas Argentino common stock represented by the Gas Argentino common stock held by such Gas Argentino shareholder is less than 16%, such percentage. Each of the largest and second largest shareholders of Gas Argentino shall be entitled to nominate one of our two Class A statutory auditors and alternate Class A statutory auditors. The shareholders of Gas Argentino will exercise their voting rights as such shareholders to cause Gas Argentino to exercise its voting rights as the holder of our Class A Shares to elect the persons so nominated as our Class A directors, our alternate Class A directors or our Class A statutory auditors, as the case may be.



     Appointment of Certain of our Officers

                  The shareholders of Gas Argentino will take all action that is necessary so that certain of our officers will be appointed upon the nomination of one or more of our shareholders.

     Restrictions on the Transfer of Gas Argentino Shares

                  Each shareholder of Gas Argentino will be prohibited from transferring its shares of Gas Argentino to any transferee other than an affiliate of such shareholder unless such shareholder first offers to sell such shares to the other shareholders of Gas Argentino on the terms on which such shareholder proposed to make such transfer, any such sale to the other shareholders to be made ratably to them if more than one of such shareholders accepts such offer.

     Decisions Relating to Us

                  The shareholders of Gas Argentino will take all action that is necessary so that no resolution shall be adopted or other action taken in respect of a matter listed below (i) at a meeting of our board of directors unless such resolution or action has been approved at a meeting of Gas Argentino's board of directors by the affirmative vote of directors nominated by holders of at least 75% of the shares of Gas Argentino or (ii) at a meeting of our shareholders unless such resolution or action has been approved at a meeting of Gas Argentino's shareholders by the affirmative vote of holders of at least 75% of the shares of Gas Argentino:

      o The incurring by us of any new financial indebtedness in excess of U.S. $20 million (or its equivalent in other currencies) in the aggregate in any of our fiscal years, other than in connection with the restructuring or the proceeds of which are applied to repay our financial indebtedness.

      o The sale of the whole or a substantial part of our business or assets.

      o Except as required by law, any acquisition or disposition by us in any 12-month period of any asset, business or equity securities having a value exceeding U.S.$20 million (or its equivalent in other currencies) in the aggregate.

      o Our commencing, settling or withdrawing from any litigation or arbitration proceeding in which the amount claimed exceeds U.S.$20 million (or its equivalent in other currencies) or commencing, settling or withdrawing from any litigation or arbitration proceedings against the Argentine government and/or Argentine regulatory authorities.

      o Approval of our annual budget and any modification of any item thereof exceeding the lesser of 10% of such item or U.S.$1 million (or its equivalent in other currencies). However, if an annual budget is not approved for us (a) the annual budget of the previous year will apply; and (b) our Director General will be authorized to perform day to day security, urgent, environmental protection and/or maintenance measures required by the operation and all ordinary operating duties or works.

      o Our entering into or amending any agreement (other than a gas purchase or gas supply agreement) between us and any shareholder of Gas Argentino or any affiliate of an such shareholder requiring payments in any of our fiscal years exceeding U.S.$500,000 (or its equivalent in other currencies) in the aggregate.

      o Our entering into any gas purchase or gas supply agreement with any shareholder of Gas Argentino requiring payments in any of our fiscal years exceeding U.S.$2 million (or its equivalent in other currencies) in the aggregate.

      o Our entering into any agreement with any shareholder of Gas Argentino or any affiliate of any such shareholder other than on an "arm's-length" basis.

      o Our creating any lien over any of our significant assets to secure debt in excess of U.S.$20 million (or its equivalent in other currencies) otherwise than in the ordinary course of business or created on assets acquired by us in connection with the financing of the cost of acquisition of such assets.

      o Our granting loans or advances (other than loans or advances in the ordinary course of business or to any of our subsidiaries) exceeding U.S.$1 million (or its equivalent in other currencies).

      o Approval of any compensation by us for (a) service as a member of our board of directors or as one of our statutory auditors and
               (b) to the extent such compensation is in excess of prevailing market standards, any of our officers.

      o        Our establishment of any discretionary accounting reserves.

      o Any amendment to our by-laws or to the rights attached to any class of our equity securities.

      o Any increase in our share capital or any issuance by us of any equity security other than in accordance with Gas Argentino's new shareholders agreement or any capital repayment (reintegro).

      o Any voluntary reduction in our share capital or any redemption, purchase or other acquisition by us of any of our equity securities.

      o Any merger, spin-off, consolidation or amalgamation of us or the acquisition by us of any equity security of any Person (other than Metroenergia S.A.).

      o The capitalization, repayment or distribution of any amount standing to the credit of our share capital, share premium account, capital redemption reserve or any other undistributable reserve or the reduction of any uncalled liability in respect of any of our partly paid shares.

      o Our early winding-up, liquidation or dissolution or any similar proceeding relating to us.

      o        Any amendment or termination by us of our License.

      o        Modifying our dividend policy.

      o        Delisting our Class B Shares from the Buenos Aires Stock
               Exchange.

      o Any other matters not described above and included in the last paragraph of Section 244 of Argentine Law 19,550, as amended."